

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 10, 2014

Via E-Mail
Mr. Ronald G. Devos
Chief Financial Officer
Nathan's Famous, Inc.
One Jericho Plaza
Second Floor-Wing A
Jericho, NY 11753

Re: **Nathan's Famous, Inc.**
      Form 10-K for Fiscal Year Ended March 31, 2013
      Filed June 14, 2013
      File No. 001-35962

Dear Mr. Devos:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Quarterly Report on Form 10-Q for the quarter ended September 30, 2013
Note N – Superstorm Sandy, page 15

1. We note from the disclosure included in the last paragraph on page 15 that as of September 30, 2013, the Company has submitted its claim under its business interruption insurance policy which exceeds the approximately $745,000 that has been recorded for reimbursable on-going business expenses incurred while the restaurant was closed, and is included in accounts and other receivables in the accompanying balance sheet as the realization of the claim for loss recovery has been deemed to be probable. As it appears that the recovery of these on-going business expenses has been included as part of the gain recognized by the Company as of September 30, 2013, please explain to us and in the notes to your financial statements why you believe the business expenses aggregating

$745,000 are deemed probable of recovery. As part of your response and your revised disclosures, please indicate when payment of these amounts has been or is expected to be received from the Company's insurer.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Effie Simpson at (202) 551-3346, or in her absence, the undersigned at (202) 551-3750 if you have questions regarding comments on the financial statements and related matters. Please contact the undersigned with any other questions.

Sincerely,

/s/ Linda Cvrkel

Linda Cvrkel
Branch Chief